Exhibit (a)(15)
[HAMPSHIRE LETTERHEAD]
April 27, 2009
VIA FACSIMILE c/o Day Pitney LLP – (973) 966-1015
NAF Holdings II, LLC
NAF Acquisition Corp.
111 North Market – Suite 1300
Wilmington, DE 19809

Attention:	Efrem Gerszberg, President/Manager Scott W. Goodman, Esq.

Re:	NAF Acquisition Corp./Hampshire Group, Limited
Dear Messrs. Gerszberg and Goodman:
     Hampshire Group, Limited (the “Company”) is in receipt of your letter, dated April 26, 2009, that states that NAF Acquisition Corp. (“Purchaser”) is terminating the Agreement and Plan of Merger, dated as of February 23, 2009, as amended (the “Merger Agreement”), by and among NAF Holdings II, LLC (“Parent”), Purchaser and the Company. The letter alleges that the basis for such attempted termination is that the Company has breached its obligations under the Merger Agreement. We believe the allegations are, in fact, without basis. We believe that your attempt to terminate the Merger Agreement has occurred because Parent and Purchaser do not have the financing in place necessary to consummate the tender offer and the merger on the terms agreed.
     After giving effect to the amendment to the Merger Agreement that was entered into one week ago, all conditions to the tender offer were satisfied. In particular, shares representing more than 93% of our shares outstanding were validly tendered and not withdrawn, and the Company’s obligation to have a minimum of $37 million in cash available was satisfied. Purchaser and Parent have breached their obligation to close the tender offer and their representation to the Company one week ago that they had the financing in place necessary to consummate the tender offer and the merger.
     No circumstances exist giving Purchaser or Parent the right to terminate the Merger Agreement. Hampshire Group, Limited hereby terminates the Merger Agreement pursuant to Sections 8.2(a) and 8.4(a).
     The Company reserves all rights it has against Purchaser, Parent and their affiliates, including Mr. Efrem Gerszberg under his personal guarantee.

Sincerely,

HAMPSHIRE GROUP, LIMITED
By:	/s/ Richard Mandell

Name: Richard Mandell
Title: Chief Executive Officer

cc:	Day Pitney LLP (Facsimile No. (212) 916-2940)
	Attention:	Frank E. Lawatsch, Jr., Esq.
Scott W. Goodman, Esq.

Exhibit (a)(16)
Hampshire Group, Limited Announces Termination of Merger Agreement with
NAF Holdings II, LLC and NAF Acquisition Corp.
NEW YORK, NY (April 27, 2009) — Hampshire Group, Limited today announced that it is in receipt of a letter from NAF Holdings II, LLC (“Parent”) and NAF Acquisition Corp. (“Purchaser”) purporting to terminate the Agreement and Plan of Merger, dated as of February 23, 2009, as amended (the “Merger Agreement”), by and among Parent, Purchaser and Hampshire. In response, Hampshire delivered the following letter to Parent and Purchaser:
[HAMPSHIRE LETTERHEAD]
April 27, 2009
VIA FACSIMILE c/o Day Pitney LLP – (973) 966-1015
NAF Holdings II, LLC
NAF Acquisition Corp.
111 North Market – Suite 1300
Wilmington, DE 19809

Attention:	Efrem Gerszberg, President/Manager Scott W. Goodman, Esq.

Re:	NAF Acquisition Corp./Hampshire Group, Limited
Dear Messrs. Gerszberg and Goodman:
Hampshire Group, Limited (the “Company”) is in receipt of your letter, dated April 26, 2009, that states that NAF Acquisition Corp. (“Purchaser”) is terminating the Agreement and Plan of Merger, dated as of February 23, 2009, as amended (the “Merger Agreement”), by and among NAF Holdings II, LLC (“Parent”), Purchaser and the Company. The letter alleges that the basis for such attempted termination is that the Company has breached its obligations under the Merger Agreement. We believe the allegations are, in fact, without basis. We believe that your attempt to terminate the Merger Agreement has occurred because Parent and Purchaser do not have the financing in place necessary to consummate the tender offer and the merger on the terms agreed.
After giving effect to the amendment to the Merger Agreement that was entered into one week ago, all conditions to the tender offer were satisfied. In particular, shares representing more than 93% of our shares outstanding were validly tendered and not withdrawn, and the Company’s obligation to have a minimum of $37 million in cash available was satisfied. Purchaser and Parent have breached their obligation to close the tender offer and their representation to the Company one week ago that they had the financing in place necessary to consummate the tender offer and the merger.

     No circumstances exist giving Purchaser or Parent the right to terminate the Merger Agreement. Hampshire Group, Limited hereby terminates the Merger Agreement pursuant to Sections 8.2(a) and 8.4(a).
     The Company reserves all rights it has against Purchaser, Parent and their affiliates, including Mr. Efrem Gerszberg under his personal guarantee.
Sincerely,

HAMPSHIRE GROUP, LIMITED

By:	/s/ Richard Mandell

Name: Richard Mandell
Title: Chief Executive Officer

cc:	Day Pitney LLP (Facsimile No. (212) 916-2940
	Attention:	Frank E. Lawatsch, Jr., Esq.
Scott W. Goodman, Esq.
About Hampshire Group, Limited
Hampshire Group, Limited is a leading U.S. provider of women’s and men’s sweaters, wovens and knits, and a growing designer and marketer of branded apparel. Its customers include leading retailers such as Macy’s, Kohl’s, JC Penney, Dillard’s, Bloomingdale’s and Nordstrom, for whom it provides trend-right, branded apparel. Hampshire’s owned brands include Spring+Mercer, its newly-launched “better” apparel line, Designers Originals, the Company’s first brand and still a top-seller in department stores, as well as Mercer Street Studio, Requirements, and RQT. The Company also licenses the Geoffrey Beene and Dockers labels for men’s sweaters, both of which are market leaders in their categories, and recently acquired licenses for classification labels of the Joseph Abboud and Alexander Julian brands for men’s tops and bottoms.
Forward Looking Statement Disclosure
This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995, which involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the ability to complete the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Hampshire stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; business effects, including the effects of industry, economic or political conditions; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in the tender offer documents filed (or to be filed) by NAF Acquisition with the SEC and the Solicitation/Recommendation Statement, as amended, filed (or to be filed) by Hampshire with the SEC, as such materials may be amended from time to time. The parties undertake no obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as required by law.